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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                              The Dress Barn, Inc.
                              --------------------
                       (Name of Subject Company (Issuer))

                              The Dress Barn, Inc.
                              --------------------
                        (Name of Filing Person (Offeror))

                     Common Stock, par value $.05 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   261570-10-5
                                   -----------
                      (CUSIP Number of Class of Securities)

                                 David R. Jaffe
                              The Dress Barn, Inc.
                                30 Dunnigan Drive
                             Suffern, New York 10901
                                 (845) 369-4500
                  (Name, address and telephone number of person
  authorized to receive notices and communications on behalf of filing person)

                                   Copies to:
                              Steven L. Kirshenbaum
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

                            CALCULATION OF FILING FEE

    Transaction Valuation*                            Amount of Filing Fee**
         $136,000,000                                      $12,512


* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 8,000,000 shares of the outstanding common stock, par value $.05 per share, at a price per share of $17.00 in cash.

**   Previously paid.




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[ ]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      N/A            Filing Party:     N/A
                          ----------                       -----------

Form or Registration No.:    N/A            Date Filed:       N/A
                          ----------                       -----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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Introductory Statement

         This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO relates to the offer by The Dress Barn, Inc., a Connecticut corporation ("Dress Barn"), to purchase up to 8,000,000 shares of common stock, par value $.05 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price not greater than $17.00 nor less than $15.00 per share, net to the seller in cash, without interest. Dress Barn's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 19, 2002 and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 2 to the Issuer Tender Offer on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits 99(a)(1)(i) and (ii).

         The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9 and 11.

         Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

         (1) The section entitled "Forward Looking Statements" found on page 8 of the Offer to Purchase is amended by adding the following sentence at the end of such section:

                  Notwithstanding the foregoing, such statements shall not be deemed to relate to any forward-looking statements made in connection with this offer and contained in this Offer to Purchase or related documents.

         (2) Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is amended by adding three final paragraphs on page 26 as follows:

                     The names of our subsidiaries are: D.B.R., Inc.; The Dress
                  Barn, Inc. of New Hampshire, Inc.; Raxton Corp.; JRL Consulting Corp.; and D.B.X. Inc. The address of each subsidiary is 30 Dunnigan Drive, Suffern, New York 10901.




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                     John Usdan, one of our directors, is an officer and
                  beneficial owner of more than 10% of the equity of Midwood Management Corp., the address of which is 60 East 42nd Street, New York, New York 10165. Edward Solomon, one of our directors, is an officer and beneficial owner of more than 10% of the equity of Edward D. Solomon & Co., the address of which is 14 Daniel Drive, Engelwood, New Jersey 07631. Klaus Eppler, one of our directors, is a partner of Proskauer Rose LLP, the address of which is 1585 Broadway, New York, New York 10036. Under Rule 12b-2 under the Exchange Act, Midwood Management Corp., Edward D. Solomon & Co. and Proskauer Rose LLP may be deemed to be associates of ours.

                     None of our subsidiaries beneficially owns any shares of
                  our common stock. Based on information provided to us by our directors and executive officers, except as otherwise set forth in this Offer to Purchase, as of September 13, 2002, no associate of Dress Barn beneficially owns any shares of our common stock.

         (3) The last paragraph under Section 7 ("Conditions of the Offer") of the Offer to Purchase beginning on page 22 is amended by deleting the first sentence from such paragraph and replacing it with the following:

                     The conditions referred to above are for our sole benefit
                  and may be asserted by us regardless of the circumstances (including any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion before the Expiration Date, except for those conditions dependent upon compliance with applicable law.

         (4) The second paragraph under the subheading "Incorporation by Reference" under Section 10 ("Certain Information Concerning Us") of the Offer to Purchase found on page 24 is amended by deleting such paragraph in its entirety and replacing it with the following sentence:

                     We incorporate by reference the above documents.

Letter of Transmittal

         The Letter of Transmittal sent to all shareholders in connection with the offer is amended by deleting item (d) of the shareholder's representations and warranties found on page 4 of the Letter of Transmittal and replacing it with the following:

         (d) the undersigned agrees to all of the terms of the Offer.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           THE DRESS BARN, INC.


                                           By  /s/ Armand Correia
                                              ----------------------------------
                                               Armand Correia
                                               Senior Vice President and
                                               Chief Financial Officer

                                           Date: September 27, 2002